GORDON BIJELONIC

1328 Beverly Grove Place
Beverly Hills, CA 90210

12th March 2018
Mr. Raj Beri
Via e-mail: raj@europa.net.au

Dear Raj,

This letter follows discussions with Gordon Bijelonic, a natural person **("GORDON")** regarding Elegance Spirits, Inc., located at 8500 Wilshire Blvd, suite 700B, Beverly Hills CA 90211 **("Elegance" or the "Company")** and its plans to pursue a capital raise of up to USD$50,000,000 via a U.S. Regulation A+ offering **(the "Offering")**.

We understand the Company is undertaking the Offering with a view towards deploying capital for growth within the U.S.

We believe Elegance Vodka is an iconic, global, luxury lifestyle brand that brings people together in celebration. GORDON is pleased to submit the below proposal to act as introducer to various commercial relationships and promoter in the media and entertainment space.

1. Mandate Terms

GORDON will assist with providing relevant introductions in the media and entertainment space, bringing to bear his successful background and history as a movie producer and influencer, including:

- Assisting with securing and negotiating a mandate with a media, PR and IR provider ahead of the Offering, currently contemplated to be VC Media.
- Assisting with relevant introductions to media personalities for potential endorsement discussions with Elegance; and
- Assisting with relevant introductions to the entertainment space for potential licensing, partnership and joint venture deals with Elegance including but not limited to his contacts in the movie industry.

2. Professional Fees

Shares

The Company will issue to GORDON 25,000 shares on issue in the Company as at the date of this mandate letter.

Yours sincerely,

Gordon Bijelonic

I have read and agree to the above terms for and on behalf of the Company:

Raj Beri

AB

Founder & CEO
Date: 12-Mar-2018

Ram Venkat

Witness Signature

Witness Name: Ram Venkat

Address: 10A/21 THORNTON ST., DARLING POINT, NSW, 2027, AUSTRALIA

Date: 12-Mar-2018

AB